Media Advisory

Sun Life Financial's 2008 Annual Report
and 2009 Management Information Circular now available

TORONTO (March 30, 2009) — Sun Life Financial Inc. (TSX, NYSE: SLF) today announced that its 2008 Annual Report and its Notice of Annual Meeting and Management Information Circular for the May 21, 2009 Annual Meeting are now available.

These documents can be accessed electronically at www.sunlife.com/annualreport2008 and www.sunlife.com/annualmeetingmaterials.

Shareholders may obtain printed copies of these documents free of charge by contacting the company through its website. These documents are being filed with Canadian securities regulators and the United States Securities and Exchange Commission. Distribution to shareholders began today. The Annual Report includes the 2008 management's discussion and analysis, consolidated financial statements, sources of earnings by business group, and other company information.

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of December 31, 2008, the Sun Life Financial group of companies had total assets under management of CDN$381 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

-30-

Media Relations Contact: **Investor Relations Contact:**

Kathleen Killen   Paul Petrelli
Manager, Corporate Communications   Vice-President, Investor Relations
Tel: 416-979-6097   Tel: 416-204-8163
kathleen.killen@sunlife.com   investor.relations@sunlife.com